

Mail Stop 3561

September 9, 2008

Mr. Kevin Ericksteen
Chief Financial Officer
Shelby Group, Inc.
10135 E. Via Linda Road, Suite D-224A
Scottsdale, AZ, 85260

> **Re:** **Shelby Group, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed September 5, 2008**
> **File No. 0-32773**

Dear Mr. Ericksteen:

We reviewed your filing and response letter dated September 5, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 8.A. Controls and Procedures, page 7

In our letter dated July 22, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures; i.e., that DC&P were not effective as of the end of the fiscal year.

Please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Rule 308T(a)(2) of Regulation S-B and Exchange Act Rule 13a-15(c). If you did not conduct your assessment of internal control over financial reporting as of the end of the fiscal year in accordance with a suitable control framework, please do so and revise your report on internal control over financial reporting as appropriate. You may find the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77) at http://sec.gov/rules/interp/2007/33-8810.pdf helpful.

Management's assessment of the effectiveness of your internal control over financial reporting at the end of the fiscal year must include a statement as to whether or not internal control over financial reporting is effective. Your disclosure that your system of internal controls is adequate and comparable to those of issuers of similar size and nature does not comply with Rule 308T(a)(3) of Regulation S-B. Please revise.

Please include a statement that the annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting, and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit you to provide only management's report in the annual report. Refer to Item 308T(a)(4) of Regulation S-B.

We note your disclosure that there were no significant changes in your internal controls or other factors that could significantly affect these controls during the most recent year, including any significant deficiencies or material weaknesses of internal control that would require corrective action. Please revise to disclose any change in internal control over financial reporting during the fourth fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If there were no changes in internal control over financial reporting during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, consider disclosing that fact. Refer to Item 308(T)(b) of Regulation S-B.

Signatures, page 10

The report must be signed in the second signature section by each of the persons specified in general instruction C.2 of Form 10-KSB, and any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please revise.

Exhibits 31.1 and 31.2

Please remove the references to the titles of the certifying officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief